     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 14, 1994

                                                       REGISTRATION NO. 33-52117
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 3
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933


                       LINCOLN TELECOMMUNICATIONS COMPANY
             (Exact name of registrant as specified in its charter)

           NEBRASKA                   47-0632436
(State or other jurisdiction of    (I.R.S. Employer
incorporation or organization)   Identification No.)

                                 1440 M STREET
                            LINCOLN, NEBRASKA 68508
                                 (402) 474-2211
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                            ------------------------

                               MICHAEL J. TAVLIN
                   VICE PRESIDENT -- TREASURER AND SECRETARY
                       LINCOLN TELECOMMUNICATIONS COMPANY
                                 1440 M STREET
                            LINCOLN, NEBRASKA 68508
                                 (402) 474-2211
      (Name, address, including zip code, and telephone number, including area code, of agent for service)
                            ------------------------

                                   Copies to:

       Benjamin F. Garmer, III                Charles W. Mulaney, Jr.
           Foley & Lardner             Skadden, Arps, Slate, Meagher & Flom
      777 East Wisconsin Avenue                333 West Wacker Drive
     Milwaukee, Wisconsin 53202               Chicago, Illinois 60606
           (414) 271-2400                         (312) 407-0700

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.
                            ------------------------

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /
                            ------------------------

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. / /
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                  SUBJECT TO COMPLETION, DATED MARCH 14, 1994

PROSPECTUS
- ----------------

                                2,130,000 SHARES

  LINCOLN TELECOMMUNICATIONS COMPANY

                                  COMMON STOCK
                               ------------------

    All of the shares of Common Stock of Lincoln Telecommunications Company (the "Company") offered hereby are being sold by Sahara Enterprises, Inc. (the "Selling Stockholder"). See "Selling Stockholder." The Company will not receive any of the proceeds from the sale of the shares of Common Stock offered hereby. Concurrently with the sale of the shares of Common Stock offered hereby, the Company will purchase 250,000 shares of Common Stock from the Selling Stockholder for future use in funding its stock obligations under one or more Company employee benefit plans. See "Sale of Shares to Company."


    The Common Stock is traded on the Nasdaq National Market under the symbol "LTEC." On March 11, 1994, the last reported sale price of the Common Stock on the Nasdaq National Market was $17.00 per share. See "Price Range of Common Stock and Dividends."


                            ------------------------

THESE  SECURITIES HAVE  NOT BEEN APPROVED  OR DISAPPROVED BY  THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE  SECURITIES
   AND  EXCHANGE COMMISSION  OR ANY  STATE SECURITIES  COMMISSION PASSED UPON
     THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
                                  CONTRARY IS A CRIMINAL OFFENSE.

                                                                                               PROCEEDS TO
                                                  PRICE TO             UNDERWRITING              SELLING
                                                   PUBLIC              DISCOUNT (1)          STOCKHOLDER (2)
Per Share.................................            $                      $                      $
Total (3).................................            $                      $                      $

(1) The Company and the Selling Stockholder have agreed to indemnify the several Underwriters against certain liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting offering expenses payable by the Selling Stockholder estimated at $245,000. In addition, the Company will pay offering expenses estimated at $30,000.
(3) The Selling Stockholder has granted the Underwriters a 30-day option to purchase up to 319,500 additional shares of Common Stock solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discount and Proceeds to Selling Stockholder
    will be $       , $       , and $       , respectively. See "Underwriting."

                            ------------------------

    The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, and subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock will be made in New York, New York on or
about             , 1994.

                            ------------------------

MERRILL LYNCH & CO.  DAIN BOSWORTH
                       INCORPORATED
                               ------------------

               The date of this Prospectus is             , 1994.

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the
Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company under the Exchange Act can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at Seven World Trade Center, 13th Floor, New York, New York 10048, and Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material also may be obtained from the Public Reference Section of the Commission, Washington, D.C. 20549, at prescribed rates.

    The Company has filed with the Commission a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement which may be inspected and copied in the manner and at the sources described above. Any statements contained herein concerning the provisions of any document are not necessarily complete and in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents heretofore filed by the Company with the Commission pursuant to the Exchange Act are incorporated herein by reference:

        1. The Company's Annual Report on Form 10-K for the year ended December 31, 1992.

        2. The Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1993, June 30, 1993 and September 30, 1993.

        3.  The Company's Current Report on Form 8-K dated January 21, 1994.

        4.  The Company's Current Report on Form 8-K dated February 1, 1994.


        5. The Company's Current Report on Form 8-K dated February 14, 1994, as amended by the Company's Current Report on Form 8-K/A dated March 4, 1994 and the Company's Current Report on Form 8-K/A dated March 10, 1994, as amended.


        6. The Company's Registration Statement on Form 8-A under the Exchange Act with respect to the Common Stock Purchase Rights, including any amendment or reports filed for the purpose of updating the description of the Rights contained herein.

    All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the shares of Common Stock offered hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any and all of the documents that have been or may be incorporated herein by reference (other than exhibits thereto, unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates). Requests should be directed to Lincoln Telecommunications Company, 1440 M Street, Lincoln, Nebraska 68508,
Attention: Michael J. Tavlin, Vice President-Treasurer (telephone: (402) 474-2211).

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS APPEARING ELSEWHERE, OR INCORPORATED BY REFERENCE, IN THIS PROSPECTUS. ALL INFORMATION CONTAINED IN THIS PROSPECTUS ASSUMES, UNLESS OTHERWISE INDICATED, THAT THE UNDERWRITERS' OVER-ALLOTMENT OPTION IS NOT EXERCISED. THE NUMBER OF SHARES AND PER SHARE AMOUNTS SET FORTH IN THIS PROSPECTUS ARE ADJUSTED TO REFLECT THE COMPANY'S 100% STOCK DIVIDEND PAID ON JANUARY 6, 1994. UNLESS THE CONTEXT OTHERWISE REQUIRES, THE TERM "COMPANY" AS USED IN THIS PROSPECTUS REFERS TO LINCOLN TELECOMMUNICATIONS COMPANY AND ALL OF ITS SUBSIDIARIES.

                                  THE COMPANY

    The Company is a diversified telecommunications company which provides telecommunications services to telephone and cellular customers in southeastern and eastern Nebraska. Since the mid-1980's, the Company's business strategy has been to add value to its core telephone operations by positioning itself as a "one-stop" telecommunications service provider and to diversify into faster growing segments of the telecommunications businesses, such as wireless communications. The Company provides basic exchange service; long distance service; enhanced network services, including Caller ID, Voice Mail, and Centrex; and a full range of data communications services. The Company also provides cellular service, directory service and communications systems and equipment to complement the Company's core telephone services.

    The Company's primary geographic market consists of 22 contiguous counties in southeastern Nebraska where the Company is the local exchange carrier and provides cellular and other communications services. According to the U.S.
Bureau of the Census, the population of this region exceeds 450,000. Lincoln, the capital of Nebraska and the location of the central campus of the University of Nebraska, is the principal urban area within this market. The population in the Lincoln Metropolitan Statistical Area ("MSA") (which includes all of Lancaster County in Nebraska) grew by 10.8% between 1980 and 1990 to approximately 214,000. The Company's secondary geographic market consists of the Omaha MSA (Douglas and Sarpy Counties in Nebraska and Pottawatamie County in Iowa, which includes Council Bluffs) where the Company provides business communications equipment and is the manager and 27.6% owner of the wireline cellular licensee.

    In 1986, Nebraska enacted legislation which substantially deregulated the pricing of telecommunications services. Telecommunications companies in Nebraska are permitted to make certain rate adjustments for services without regulatory approval, including the ability to increase basic local exchange rates by up to 10% during any consecutive 12-month period. An increase in local exchange rates not exceeding 10% may be subject to regulatory review if a requisite number of subscribers protest the increase. See "Business -- Regulatory Environment."

    The Company is a Nebraska corporation with its principal executive offices at 1440 M Street, Lincoln, Nebraska, telephone number (402) 474-2211.

                                  THE OFFERING

Common Stock offered by the Selling Stockholder......  2,130,000 shares
Common Stock Outstanding.............................  32,595,350 shares (1)
Nasdaq National Market Symbol........................  LTEC
Use of Proceeds......................................  The  Company will not receive any of the net  proceeds from  the sale  of
                                                       the  shares of  Common Stock offered
                                                       hereby.

- ------------------------
(1) As of December 31, 1993. Does not include options to purchase 110,650 shares of Common Stock under the Company's 1989 Stock and Incentive Plan which were outstanding and unexercised as of such date.

                         SUMMARY FINANCIAL INFORMATION

                                                                  YEAR ENDED DECEMBER 31,
                                              ----------------------------------------------------------------
                                                 1989         1990         1991         1992          1993
                                              -----------  -----------  -----------  -----------  ------------
                                                          (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
EARNINGS STATEMENT DATA:
  Total operating revenues..................  $   161,954  $   164,665  $   168,093  $   175,368   $  184,350
  Operating income..........................       41,384       41,064       49,561       51,428       56,825
  Earnings before cumulative effect of
   change in accounting
   principle................................       25,046       24,696       27,820       29,609       33,191
  Cumulative effect of change in accounting
   principle................................           --           --           --           --      (23,166)(1)
  Net earnings..............................       25,046       24,696       27,820       29,609       10,025
  Per share of Common Stock:
    Earnings before cumulative effect of
     change in accounting principle.........          .74          .73          .83          .90         1.01
    Net earnings............................          .74          .73          .83          .90          .30
    Dividends declared......................          .37          .37          .40          .43          .49

                                                                                                   DECEMBER 31,
                                                                                                       1993
                                                                                                   ------------
BALANCE SHEET DATA:
Total assets.....................................................................................   $  395,279
                                                                                                   ------------
                                                                                                   ------------
Capitalization:
  Long-term debt.................................................................................       44,000
  5% redeemable preferred stock..................................................................        4,499
  Common stock investment........................................................................      184,032
                                                                                                   ------------
    Total capitalization.........................................................................   $  232,531(2)
                                                                                                   ------------
                                                                                                   ------------

- ------------------------
(1) Effective January 1, 1993, the Company adopted FASB No. 106 and recorded the costs (net of income taxes) of post-retirement benefits other than pensions.
(2) Does not reflect the adjustment for the sale of 250,000 shares of Common Stock by the Selling Stockholder to the Company for future use in funding its stock obligations under one or more Company employee benefit plans. See "Capitalization."

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

    The following table sets forth the reported high and low sales prices of the Common Stock on the Nasdaq National Market for the periods indicated and the cash dividends declared per share during such periods. The prices and dividend amounts have been adjusted to reflect the Company's 100% stock dividend paid on January 6, 1994.

                                                                            SALES PRICES
                                                                        --------------------     CASH
                                                                          HIGH        LOW      DIVIDENDS
                                                                        ---------  ---------  -----------
1992
  First Quarter.......................................................  $   14.25  $   11.63   $    .10
  Second Quarter......................................................      13.13      10.63        .11
  Third Quarter.......................................................      12.13      10.63        .11
  Fourth Quarter......................................................      13.50      11.25        .11
1993
  First Quarter.......................................................      13.50      12.00        .12
  Second Quarter......................................................      14.50      12.50        .12
  Third Quarter.......................................................      18.75      13.63        .12
  Fourth Quarter......................................................      20.50      17.50        .13
1994
  First Quarter.......................................................      20.00      16.00      --

    See the cover page of this Prospectus for a recent sale price of the Common Stock on the Nasdaq National Market.

    The declaration of future cash dividends by the Company's Board of Directors is dependent upon business conditions, the earnings and financial position of the Company and such other matters as the Board of Directors deems relevant. The payment of dividends by the Company is dependent upon the Company's receipt of dividends from its subsidiaries, principally The Lincoln Telephone and Telegraph Company ("LT&T"). The agreements relating to the long-term debt of LT&T restrict the payment of dividends. Under the most restrictive provision of these agreements, approximately $22 million of retained earnings of LT&T was available for the payment of dividends as of December 31, 1993. LT&T has outstanding 5% redeemable preferred stock which has a preferential right to payment of its annual aggregate dividend of $224,955.

                                USE OF PROCEEDS

    The Company will not receive any of the net proceeds from the sale of shares of Common Stock offered hereby.

                                 CAPITALIZATION

    The following table sets forth the short-term debt and capitalization of the Company as of December 31, 1993 and as adjusted to give effect to the sale of 250,000 shares of Common Stock by the Selling Stockholder to the Company. See "Sale of Shares to Company."

                                                                                           DECEMBER 31, 1993
                                                                                      ---------------------------
                                                                                      HISTORICAL    AS ADJUSTED
                                                                                      -----------  --------------
                                                                                            (IN THOUSANDS)
Short-term debt.....................................................................  $    41,500  $    45,665
                                                                                      -----------  --------------
                                                                                      -----------  --------------
Long-term debt (1)..................................................................  $    44,000  $    44,000
Stockholders' equity:
  5% redeemable preferred stock (2).................................................        4,499        4,499
  Common stock investment...........................................................      184,032      179,867(3)
                                                                                      -----------  --------------
    Total stockholders' equity......................................................      188,531      184,366
                                                                                      -----------  --------------
      Total capitalization..........................................................  $   232,531  $   228,366
                                                                                      -----------  --------------
                                                                                      -----------  --------------

- ------------------------
(1) See Note 6 to Company's consolidated financial statements incorporated by reference herein for additional information concerning the Company's long-term debt.
(2) LT&T is the issuer of the 5% redeemable preferred stock, which preferred stock is publicly-held. Such preferred stock is redeemable solely at the option of LT&T.
(3) Assumes the sale of Common Stock by the Selling Stockholder to the Company at a price of $16.66 per share (assuming a public offering price of $17.00). See "Sale of Shares to Company."

                            RECENT OPERATING RESULTS

    Before taking into account a one-time accounting charge relating to retiree health care benefits, the Company posted record earnings of $33.2 million or $1.01 per share in 1993. This compared to $29.6 million or $0.90 per share in 1992. After taking into account the one-time accounting charge, the Company's 1993 year-end earnings were $10 million or $0.30 per share.

    The Company's total operating revenues for 1993 were $184,350,000, an increase of $8,982,000 or 5.1% over 1992. Telephone operating revenues, led by growth in cellular network revenues, increased by $7,154,000 or 4.6% over 1992. Revenues and sales from diversified operations increased by $1,303,000 or 4.9% over 1992.

    Total   operating  expenses  were  $127,525,000  in  1993,  an  increase  of
$3,585,000 or 2.9%, which resulted in a growth in operating income of $5,397,000 or 10.5%. Income taxes increased $3,517,000 or 21.9% over 1992.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The following table presents selected financial data for the Company, which has been derived from, and is qualified by reference to, the Company's consolidated financial statements and should be read in connection with the consolidated financial statements, related notes and other information incorporated by reference herein.

                                                                           YEAR ENDED DECEMBER 31,
                                                          ----------------------------------------------------------
                                                             1989        1990        1991        1992        1993
                                                          ----------  ----------  ----------  ----------  ----------
                                                                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
EARNINGS STATEMENT DATA:
  Revenues and Sales:
    Telephone operations................................  $  142,872  $  146,162  $  149,312  $  156,760  $  163,914
    Diversified operations..............................      25,806      25,799      26,902      26,751      28,054
    Intercompany revenues...............................      (6,724)     (7,296)     (8,121)     (8,143)     (7,618)
                                                          ----------  ----------  ----------  ----------  ----------
      Total revenues and sales..........................     161,954     164,665     168,093     175,368     184,350
                                                          ----------  ----------  ----------  ----------  ----------
  Operating Expenses:
    Depreciation........................................      27,656      28,692      28,628      29,626      28,596
    Cost of goods and services..........................      18,342      18,149      18,806      18,103      17,709
    Intercompany expenses...............................      (6,724)     (7,296)     (8,121)     (8,143)     (7,618)
    Other...............................................      81,296      84,056      79,219      84,354      88,838
                                                          ----------  ----------  ----------  ----------  ----------
      Total operating expenses..........................     120,570     123,601     118,532     123,940     127,525
                                                          ----------  ----------  ----------  ----------  ----------
  Operating income......................................      41,384      41,064      49,561      51,428      56,825
  Net non-operating expense(1)..........................       3,943       4,497       4,904       5,718       4,016
  Income taxes..........................................      12,395      11,871      16,837      16,101      19,618
                                                          ----------  ----------  ----------  ----------  ----------
  Earnings before cumulative effect of change in
   accounting principle.................................      25,046      24,696      27,820      29,609      33,191
  Cumulative effect of change in accounting principle...      --          --          --          --         (23,166)(2)
                                                          ----------  ----------  ----------  ----------  ----------
  Net earnings..........................................      25,046      24,696      27,820      29,609      10,025
  Preferred dividends...................................         543         506         469         338         225
                                                          ----------  ----------  ----------  ----------  ----------
  Earnings available for Common Stock...................  $   24,503  $   24,190  $   27,351  $   29,271  $    9,800
                                                          ----------  ----------  ----------  ----------  ----------
                                                          ----------  ----------  ----------  ----------  ----------
  Per Share of Common Stock:
    Net earnings before cumulative effect of change in
     accounting principle...............................  $      .74  $      .73  $      .83  $      .90  $     1.01
    Net earnings........................................  $      .74  $      .73  $      .83  $      .90  $      .30
    Dividends declared..................................  $      .37  $      .37  $      .40  $      .43  $      .49
  Weighted average shares outstanding...................      32,980      32,976      32,879      32,672      32,548
BALANCE SHEET DATA (AT PERIOD END):
  Assets:
    Net property and equipment..........................  $  244,763  $  250,275  $  253,368  $  249,565  $  246,104
    Current assets......................................      51,886      90,476      63,452      68,659      81,751
    Other assets........................................       8,259       7,344      44,156      50,892      67,424
                                                          ----------  ----------  ----------  ----------  ----------
      Total assets......................................  $  304,908  $  348,095  $  360,976  $  369,116  $  395,279
                                                          ----------  ----------  ----------  ----------  ----------
                                                          ----------  ----------  ----------  ----------  ----------
  Capitalization and Liabilities:
   Capitalization:
    Long-term debt......................................  $   55,075  $   85,794  $   80,325  $   73,550  $   44,000
    Preferred stock.....................................       8,179       7,699       7,219       4,499       4,499
    Common stock investment.............................     153,420     164,815     177,911     189,435     184,032
                                                          ----------  ----------  ----------  ----------  ----------
      Total capitalization..............................     216,674     258,308     265,455     267,484     232,531
    Current liabilities.................................      38,850      41,568      50,353      53,760      74,385
    Deferred credits....................................      49,384      48,219      45,168      47,872      88,363
                                                          ----------  ----------  ----------  ----------  ----------
      Total capitalization and liabilities..............  $  304,908  $  348,095  $  360,976  $  369,116  $  395,279
                                                          ----------  ----------  ----------  ----------  ----------
                                                          ----------  ----------  ----------  ----------  ----------

- --------------------------
(1) Includes $59,000 of loss (net of income taxes) in 1989 relating to discontinued operations.
(2) Effective January 1, 1993, the Company adopted FASB No. 106 and recorded the costs (net of income taxes) of accumulated post-retirement benefits other than pensions.

                                    BUSINESS

    The Company is a diversified telecommunications company which provides telecommunications services to telephone and cellular customers in southeastern and eastern Nebraska. Since the mid-1980's, the Company's business strategy has been to add value to its core telephone operations by positioning itself as a "one-stop" telecommunications service provider and to diversify into faster growing segments of the telecommunications businesses, such as wireless communications. The Company provides basic exchange service; long distance service; enhanced network services, including Caller ID, Voice Mail, and Centrex; and a full range of data communications services. The Company also provides cellular service, directory service and communications systems and equipment to complement the Company's core telephone services.

    The Company's primary geographic market consists of 22 contiguous counties in southeastern Nebraska where the Company is the local exchange carrier and provides cellular and other communications services. According to the U.S. Bureau of the Census, the population of this region exceeds 450,000. Lincoln, the capital of Nebraska and the location of the central campus of the University of Nebraska, is the principal urban area within this market. The population in the Lincoln MSA (which includes all of Lancaster County in Nebraska) grew by 10.8% between 1980 and 1990 to approximately 214,000. The Company's secondary geographic market consists of the Omaha MSA (Douglas and Sarpy Counties in Nebraska and Pottawatamie County in Iowa, which includes Council Bluffs) where the Company provides business communications equipment and is the manager and 27.6% owner of the wireline cellular licensee.

    In 1986, Nebraska enacted legislation which substantially deregulated the pricing of telecommunications services. Telecommunications companies in Nebraska are permitted to make certain rate adjustments for services without regulatory approval, including the ability to increase basic local exchange rates by up to 10% during any consecutive 12-month period. An increase in local exchange rates not exceeding 10% may be subject to regulatory review if a requisite number of subscribers protest the increase. See "Business -- Regulatory Environment."

WIRELINE OPERATIONS

    The Company's local exchange operations provide voice and data communications services for residential and business customers in southeastern Nebraska and access services, fiber facilities, and billing and collection services to other communications companies, including long distance and cellular companies. Measured by access line data as of December 31, 1992 provided by the United States Telephone Association, the Company was the 19th largest local telephone company in the United States.

    The following table sets forth certain information about the Company's local exchange operations:

                           ACCESS LINES IN SERVICE(1)

                                                                       EMPLOYEES
                                                                          PER
                                                        PERCENT         10,000
 DECEMBER 31,    RESIDENTIAL   BUSINESS      TOTAL     INCREASE    ACCESS LINES (2)
- ---------------  -----------  -----------  ---------  -----------  -----------------
        1989        163,571       52,538     216,109          2.7%            69
        1990        165,832       55,874     221,706          2.6%            66
        1991        168,164       57,913     226,077          2.0%            65
        1992        170,954       61,194     232,148          2.7%            62
        1993        173,477       64,665     238,142          2.6%            60

- ------------------------
(1) Does not include cellular subscribers.
(2) Employees used in the computation are all employees of LT&T.

    Rates for basic local exchange service for residential customers range from a low of $10.00 a month for smaller communities to a high of $12.50 a month in Lincoln. Business rates range from a low of $33.00 for a single line in a small community to $55.00 for a PBX line in Lincoln. In 1991, the Company, pursuant to an order of the Nebraska Public Service Commission ("NPSC"), concluded a rate restructuring program in which basic rates were increased to the current levels to offset rate reductions for intraLATA long distance calling. The combined result of this rate restructuring program was intended to be revenue neutral and was monitored by the NPSC for 12 months following the order. Following such monitoring period, the NPSC issued an order on February 16, 1993, intended to accomplish revenue neutrality on an ongoing basis, as well as to refund excess revenues LT&T earned during and following the monitoring period. Consistent with this order, LT&T's customers received one-time credits which totalled approximately $253,000, rates for touch call service were reduced by approximately $464,000 annually and the Company's intraLATA long distance rates were reduced by $1,125,000 annually. These adjustments allowed the Company to more competitively position its rates for intraLATA long distance calling.

    One of the Company's key strategies has been to deploy new technology in its local exchange network to increase operating efficiencies and to provide a platform for the delivery of new services to its customers. The Company has made approximately $300 million in capital expenditures during the last ten years. Some of the most significant capital expenditure programs include:

        ALL  DIGITAL  SWITCHING.    All  of  the  Company's  switches  have been
converted to digital technology and interoffice transmission is 100% digital. Immediate benefits from this all-digital network include faster call completion, better transmission quality for both voice and data, reduced administration and maintenance costs, and the ability to offer a wide variety of enhanced services, such as custom calling and digital data services.

        FIBER OPTICS. The Company has installed over 1,250 miles of fiber optic cable, which provides for improved transmission quality, occupies less conduit space, requires less maintenance and provides higher bandwidth for services like video, data and voice. The Company has installed fiber optic cable in ring configurations in its 22-county local exchange market. This configuration provides route diversity and reduces the susceptibility of the network to outages. One of the Company's fiber rings covers 88 square blocks in the downtown Lincoln business area and provides large businesses and government customers with access to a wide range of new data and video communications services. The Company believes this fiber network will make the Company less vulnerable to entry by competitive access providers.

        SIGNALING SYSTEM 7 ("SS7"). The Company has installed SS7, an out-of-band signaling system, to over 60% of its access lines. SS7 is a common network "language" used by digital switches to separate telephone calls into two parts, the voice message and the signaling message. Because the signaling messages are sent over a separate path or "band," use of SS7 results in shortened call set up times, more efficient use of the network and the ability to offer new advanced services, including Caller ID, Continuous Redial, and Enhanced 800 services.

    The Company's focus has been to achieve greater market penetration for the new products that its advanced technology makes possible. As of December 31, 1993, residential penetration of traditional custom calling features, such as call waiting and call forwarding, was over 22%, and residential penetration of advanced custom calling features, such as Caller ID and Continuous Redial, in the areas where such features are available was over 10%. These penetration rates compare with national average penetration rates of approximately 34% for custom calling features and approximately 4% for advanced custom calling features.

    The Company has launched a variety of new services to meet business and government customers' needs for voice and data communications. The Company's Centrex service, once only a service for large customers, has been repositioned with new features and benefits to make it more attractive to small and medium-sized business users. The number of Centrex lines has grown from 15,876 to 23,039 from January 1, 1990 to December 31, 1993. In 1992, the Company also began offering frame relay service, an advanced standardized switching technology that enables users to transmit data through a public network at high speeds. Frame relay supports many business applications, including local area network interconnection, remote terminal to host computer connection, image transfer and file transfer.

WIRELESS SERVICES

    The Company's wireless services include cellular operations and wide area paging services. The Company's cellular businesses consist of the Lincoln and Omaha MSAs and a Rural Service Area ("RSA") in Iowa contiguous to the Omaha MSA. In addition, the Company holds a minority interest in Nebraska Cellular Telephone Corporation which provides cellular service in the ten RSAs established by the Federal Communications Commission ("FCC") in Nebraska. The following table sets forth certain information about the Company's cellular operations.

                              CELLULAR OPERATIONS

                                                                                    DECEMBER 31, 1993
                                                        POPS                    --------------------------
                      ACQUISITION       PERCENT        WITHIN          NET                         NET
   SYSTEM (1)          DATE (2)        OWNERSHIP       AREA (5)       POPS      SUBSCRIBERS    SUBSCRIBERS
- -----------------  -----------------  -----------      -------       -------    -----------    -----------
Lincoln MSA        April 23, 1987           100.0      220,126       220,126        12,845         12,845
Omaha MSA          December 31, 1991         27.6(3)   614,731(6)    169,666        21,635          5,971
Nebraska RSAs      November 25, 1989         13.1      825,169       108,097            (7 )           (7 )
Iowa RSA 1         June 30, 1989             11.0(4)   61,965          6,816            (7 )           (7 )

- ------------------------
(1) Systems are as follows:
        Lincoln MSA -- Lancaster County, Nebraska
        Omaha MSA -- Douglas and Sarpy Counties in Nebraska and Pottawatamie County in Iowa
        Nebraska RSAs -- 89 of the 90 Nebraska counties not in the Omaha and Lincoln MSAs
        Iowa RSA 1 -- Southwestern six counties of Iowa
(2) The date the Company's operating license was granted in the case of the Lincoln MSA, and the date of the Company's initial acquisition of an interest in the licensee in the case of the other systems.
(3) In addition, the Company has as an option to purchase an additional 27.6% interest in the licensee of the Omaha MSA at fair market value.
(4) Includes the Company's allocable portion of the 14.1% interest in the licensee held by the Omaha MSA system.
(5) Based upon Donnelley Marketing Information Services population data for 1992. Pops shown for Lincoln and Omaha MSAs are virtually all covered by the networks of these systems. According to estimates available to the Company, approximately 60% of the pops shown for Nebraska RSAs and approximately 90% of the pops shown for Iowa RSA 1 are covered by the networks of these systems.
(6) Does not include the Omaha MSA licensee's 14.1% interest in Iowa RSA 1 (which system has been separately included in the table) or the Omaha MSA licensee's 8.3% interest in Iowa RSA 8 (representing 54,125 pops and 4,492 net pops).
(7) The data regarding the subscribers and net subscribers is not disclosed herein because it is not considered material to the Company's consolidated operations.

    Since assuming management of the Omaha MSA operations, over $6.9 million has been invested by the licensee to improve cellular coverage in the Omaha MSA and to open new retail and service centers. Synergies between the Lincoln and Omaha markets have allowed for expanded advertising and promotional programs at lower costs. In both markets, the Company has increased system minutes of use by selling features, such as voice mail, call waiting, and call forwarding.

OTHER SERVICES AND PRODUCTS

    The Company is a "reseller" of long distance services, primarily in its exchange service area, and provides this service by aggregating its customers' traffic to take advantage of volume discounts offered by national networks. During 1992, the Company had 105.8 million minutes of long distance traffic, an increase of 2 million minutes from 1991. For 1993, the Company had
110.0 million minutes of long distance usage, up 4.0% over 1992. According to publicly available information, at December 31, 1993, the Company's rates for long distance service were generally less than AT&T, MCI and Sprint. The Company has a variety of calling programs for both residential and business customers. Rates of all carriers change frequently and the foregoing rate comparisons may change in the future.

    The Company also sells and services a wide range of PBX, key system and other communications equipment to large and small businesses, including products manufactured by ROLM and Northern Telecom. These systems typically include a variety of special features such as automatic call distribution, voice mail, and LAN functionality.

    The Company publishes six regional telephone directories and has been a leader in the development of new revenue-producing directory features. Advertisers can enhance their Yellow Page ads with "talking ads," four-color ads and coupons.

    The Company also provides billing and collection services and operator services, both with respect to its own customers and, under contract, with respect to the customers of AT&T and certain other carriers.

REGULATORY ENVIRONMENT

    In 1986, Nebraska enacted legislation which substantially deregulated the pricing of telecommunications services. The Company has flexibility to change prices for its non-local exchange communications services without prior or subsequent regulatory review. While certain local exchange rate increases are subject to regulatory review as described below, the procedures applicable to such increases have significantly reduced the delays in obtaining rate approval which had been customary with traditional rate applications. The Company has the ability to price and offer new services to its customers with minimal regulatory oversight.

    Since 1986, telecommunications companies in Nebraska have been permitted to increase local exchange rates up to 10% in any consecutive 12-month period without review by the NPSC. However, the Company must provide at least 60 days notice to affected customers and conduct public informational meetings. If at least 3% of all affected subscribers sign a formal complaint opposing the increase within 120 days from such notice, the NPSC must hold and complete a hearing with regard to the complaint within 90 days to determine whether the proposed rates are fair, just and reasonable. Within 60 days after the close of such hearing, the NPSC must enter an order adjusting the rates at issue.

    Rates for all other services are not subject to regulation by the NPSC. Rates for other services may be revised by a telecommunications company by filing a rate list with the NPSC which is effective after ten days' notice to the NPSC. Quality of service regulation over interexchange and local exchange is retained by the NPSC. Nebraska has completely deregulated the provision of mobile radio services and radio paging services.

    Regardless of whether a particular rate increase is subject to regulatory review, the Company's ability to raise rates will be determined by various factors, including economic and competitive circumstances in effect at the time.

    From time to time, including in January 1994, proposals have been made by the Nebraska legislature and the NPSC to re-regulate rates for telecommunications services, including local and interexchange long distance rates, offered in Nebraska. In addition, a bill was introduced in the Nebraska legislature in January 1994, which if passed in its current form, would eliminate the Company's exclusive ability to provide basic local exchange service in its certificated service area (the southeastern 22 counties of Nebraska) and potentially subject the Company to competition from other providers of basic local exchange service, interexchange service and extended area service. Consideration of these two proposals was indefinitely postponed by the Transportation Committee of the Nebraska legislature, the committee to which they were assigned, and will not advance to the full

Nebraska legislature during the current term without a supermajority vote of legislators. The Company cannot provide any assurance that similar proposals will not be introduced in the future or that the current regulatory environment in Nebraska will continue without change or make any predictions as to what impact any change may have on the Company's operations.

    The FCC regulates interstate telephone services provided by the Company. This regulation primarily consists of the regulation of interstate access charges that are billed to interexchange carriers for the origination and termination of interstate long distance services by end-user customers over the Company's local exchange network. The Company elected to be subject to price cap regulation by the FCC effective July 2, 1993, pursuant to which limits are imposed on the Company's interstate service rates. Prior to July 2, 1993, the Company operated under rate-of-return regulation, which offered less pricing and earnings flexibility than under price cap regulation. From time to time, the FCC modifies existing regulations and adopts new regulations concerning interstate telephone services, and there can be no assurance as to what impact such regulations may have.

    The licensing, ownership, construction, operation and sale of controlling interests in cellular telephone systems are subject to regulation by the FCC. The FCC licenses for the Company's Lincoln MSA and Omaha MSA cellular operations expire between October 1994 and October 1996, while FCC licenses for the Company's Iowa RSA and Nebraska RSA cellular operations expire between July 1999 and August 2000. All renewal applications for these licenses must be received by the FCC not later than 30 and not more than 60 days in advance of their respective expiration dates and must be approved by the FCC. It is possible that there may be competition for these FCC licenses upon expiration, and any such competitors may apply for such licenses within the same time frame as the Company. However, incumbent cellular providers generally retain their FCC licenses upon a demonstration of substantial compliance with FCC regulations and substantial service to the public. The FCC will only consider competitors' applications if it determines the Company has not made such a demonstration. Although the Company has no reason to believe that the FCC renewal applications will not be granted by the FCC, no assurance can be given.

    For a five-year period ending after the date of the grant of a cellular license by the FCC (the "fill-in period"), the licensee has the exclusive right to apply to serve areas within the RSA or the MSA. At the end of the fill-in period, any person may apply to serve the unserved areas in the MSA or RSA. The fill-in period for both the Lincoln and Omaha MSAs has expired and no person has filed to serve any unserved areas in those locations. The fill-in periods for the Nebraska RSAs and the Iowa RSA expire between November 1994 and May 1995.

                                   MANAGEMENT

    The following table sets forth certain information about the executive officers of the Company:

             NAME                AGE                             POSITION
- -------------------------------  ---  --------------------------------------------------------------
Frank H. Hilsabeck               49   President and Chief Executive Officer
Thomas C. Woods, III             48   Chairman of the Board
James W. Strand                  47   President-Diversified Operations
Jack H. Geist                    61   Vice President-Diversified Operations
Robert L. Tyler                  58   Senior Vice President and Chief Financial Officer
Michael J. Tavlin                47   Vice President-Treasurer and Secretary

    Frank H. Hilsabeck has been Chief Executive Officer since May 1993. Prior to that, he was President and Chief Operating Officer from March 1992 to May 1993 and before that was President-Telephone Operations from 1990 to March 1992 and Vice President-Telephone Operations from 1986-1990.

    Thomas C. Woods, III has been Chairman of the Board since May 1993. Prior to that, he was Vice Chairman of the Board-Corporate Relations and Communications from 1990 to May 1993 and before that was Vice President-Corporate Relations from 1985-1990.

    James W. Strand has been President-Diversified Operations since 1990 and before that was Vice President-Diversified Operations from 1987-1990.

    Jack H. Geist has been Vice President-Diversified Operations since 1991. Prior to that, he was President of the Anixter-Lincoln Partnership Joint Venture from 1989-1991 and was President of a now-dissolved subsidiary of the Company from 1986-1989.

    Robert L. Tyler has been Senior Vice President and Chief Financial Officer since 1991. Prior to that, he was Vice President-Controller from 1989-1991 and before that was Accounting Director of LT&T from 1979-1989.

    Michael J. Tavlin has been Vice President-Treasurer since 1986 and Secretary since 1987.

                              SELLING STOCKHOLDER


    All of the shares of Common Stock offered hereby are being sold by the Selling Stockholder. At the date of this Prospectus, the Selling Stockholder beneficially owned 5,412,976 shares of Common Stock representing approximately 16.6% of the outstanding Common Stock as of December 31, 1993. Immediately after the sale of the shares of Common Stock offered hereby and the sale of shares to the Company (but without giving effect to exercise of the Underwriters' over-allotment option), the Selling Stockholder will beneficially own 3,032,976 shares of Common Stock, representing approximately 9.3% of the outstanding shares of Common Stock. Exclusive of shares of Common Stock received by the Selling Stockholder pursuant to Company stock dividends or stock splits, the Selling Stockholder (or its wholly-owned subsidiary) has beneficially owned the shares to be sold hereunder and the 250,000 shares to be sold to the Company concurrently herewith since the Company's formation as a holding company effective May 23, 1981.


    Charles N. Wheatley, the President, Chief Executive Officer and a director of the Selling Stockholder, and George Kelm, the Chairman and a director of the Selling Stockholder, are directors of the Company. Thomas C. Woods, III, the Chairman of the Board of the Company, is a director of the Selling Stockholder. The Selling Stockholder is a holding company with a portfolio of investments which is controlled by descendants of the Company's founder, including Thomas C. Woods, III.

                           SALE OF SHARES TO COMPANY


    Concurrently with the sale of the shares offered hereby, the Selling Stockholder will sell 250,000 shares of Common Stock to the Company at a price equal to the public offering price less a discount of 2% of such price. Such Common Stock will be held as treasury stock and will be reissued in the future to fund the Company's stock obligations under one or more Company employee benefit plans. The Company anticipates financing the acquisition of such shares through incurrence of short-term indebtedness of approximately $4,165,000.


                          DESCRIPTION OF CAPITAL STOCK

    The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock, $.25 par value, and 20,000,000 shares of Preferred Stock, $.50 par value. As of December 31, 1993, there were 32,595,350 shares of Common Stock outstanding. There are no shares of Preferred Stock outstanding, although LT&T has publicly-held 5% redeemable preferred stock outstanding.

COMMON STOCK

    After all cumulative dividends have been paid or declared and set apart for payment on any shares of Preferred Stock that are outstanding, the Common Stock is entitled to such dividends as may be declared from time to time by the Board of Directors in accordance with applicable law. For certain restrictions on the ability of the Company to declare dividends, see "Price Range of Common Stock and Dividends."

    Except as provided under Nebraska law and except as may be determined by the Board of Directors of the Company with respect to any series of Preferred Stock, only the holders of Common Stock shall be entitled to vote for the election of directors of the Company and on all other matters. Subject to the limitations imposed by Nebraska law as described below, upon any such vote the holders of Common Stock shall be entitled to one vote for each share of Common Stock held by them. Under Nebraska law, holders of Common Stock are entitled to cumulative voting rights in the election of directors. Cumulative voting allows a stockholder to vote the number of shares owned by such stockholder for as many persons as there are directors to be elected, or to cumulate such votes and give one person as many votes as the number of directors to be elected multiplied by the number of such stockholder's shares, or to distribute such votes among as many directors to be elected as such stockholder sees fit.

    All shares of Common Stock are entitled to participate equally in distributions in liquidation, subject to the prior rights of any Preferred Stock which may be outstanding. Except as the Board of Directors may in its discretion otherwise determine, holders of Common Stock have no preemptive rights to subscribe for or purchase shares of the Company. There are no conversion rights, or sinking fund or redemption provisions applicable to the Common Stock. The shares of Common Stock offered hereby are fully paid and nonassessable.

    Mellon Securities Trust Company, New York, New York, is the transfer agent and registrar for the Common Stock.

PREFERRED STOCK

    The Board of Directors is authorized to issue from time to time, without stockholder authorization, in one or more designated series, shares of Preferred Stock with such preferences, voting rights, conversion rights, limitations and relative rights as are provided in the particular series which could adversely affect the voting rights of holders of Common Stock. No dividends or other distributions are payable on the Common Stock unless dividends are paid in full on the outstanding shares of Preferred Stock. In the event of a liquidation or dissolution of the Company, the outstanding shares of Preferred Stock would have priority over the Common Stock to receive the amounts specified in each particular series out of the remaining assets of the Company.

CERTAIN STATUTORY AND OTHER PROVISIONS

    STATUTORY PROVISIONS. The Nebraska Statutes provide that the voting power of shares of a Nebraska corporation such as the Company held by any person or persons acting as a group of 20% or more is eliminated with respect to all matters other than the election of directors, unless otherwise approved by a vote of the disinterested stockholders at a special or annual meeting pursuant to certain provisions of the Nebraska Statutes. To the extent so approved, such shares shall have the same voting rights as other shares of the same class or series. This restriction does not apply to shares acquired directly from the Company or in certain specified transactions.

    The Nebraska Statutes provide that a Nebraska corporation such as the Company may not engage in a business combination with a beneficial owner of 10% or more of the voting shares of the corporation (or an affiliate of such a beneficial  owner)  unless,  before  such shares  were  acquired,  the  board of directors of the corporation approved the business combination or the stockholder's acquisition of those shares which causes such stockholder's beneficial ownership to equal or exceed 10% of the voting shares.

    ARTICLES OF INCORPORATION. The Articles of Incorporation provide that the Board of Directors of the Company is divided into three classes, with staggered terms of three years each. Each year the term of one class expires. The members constituting the entire Board of Directors may be removed from office only by the affirmative vote of at least 70% of all outstanding shares of Common Stock. The

Articles of Incorporation provide that the approval of a merger, consolidation, exchange of all outstanding shares, or sale, lease or other disposition of all or substantially all of the Company's assets requires the affirmative vote of at least 70% of all outstanding shares of Common Stock.

    The Articles of Incorporation provide that the amendment or repeal of any of the provisions described in the preceding paragraph requires the affirmative vote of at least 70% of all outstanding shares of Common Stock.

    The statutory provisions and the provisions of the Company's Articles of Incorporation described above and the Common Stock Purchase Rights described below could have the effect of delaying, deterring or preventing a change in control of the Company or a merger, reorganization, tender offer or sale of all or substantially all of the Company's assets.

COMMON STOCK PURCHASE RIGHTS

    Under the Rights Agreement, dated as of June 21, 1989, as amended (the "Rights Agreement"), each outstanding share of Common Stock (including the shares being sold by the Selling Stockholder in this offering) has attached thereto one Common Stock Purchase Right (a "Right") and each share subsequently issued by the Company prior to the expiration of the Rights Agreement will also have attached thereto one Right. Under certain circumstances described below, the Rights will entitle the holder thereof to purchase additional shares of Common Stock. In this Prospectus, unless the context otherwise requires, all references to the Common Stock include the accompanying Rights.

    Currently, the Rights are not exercisable and trade with the Common Stock. In the event the Rights become exercisable, each Right (unless held by a person or group, other than the Selling Stockholder, which beneficially owns more than 10% of the outstanding Common Stock) will initially entitle the holder to purchase for $21.875 an amount of the Common Stock having a market value of $43.75. The Rights will only become exercisable if a person or group, other than the Selling Stockholder, has acquired, or announced an intention to acquire, 10% or more of the outstanding shares of Common Stock. In the event of the acquisition of the Company by another corporation subsequent to a party acquiring 10% or more of the Common Stock, each holder of a Right will be entitled to receive the acquiring corporation's common shares having a market value of two times the exercise price per Right. The Rights may be redeemed at a price of $.0025 per Right prior to the existence of a 10% acquiring party, and thereafter may be exchanged for one share of Common Stock per Right prior to the existence of a 50% acquiring party. The Rights will expire on June 30, 1999. The Rights do not have voting or dividend rights and, until they become exercisable, have no dilutive effect on the earnings of the Company.

                                  UNDERWRITING

    The Underwriters (the "Underwriters") named below, acting through their representatives, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Dain Bosworth Incorporated (the "Representatives"), have severally agreed, subject to the terms and conditions of a Purchase Agreement with the Company and the Selling Stockholder (the "Purchase Agreement"), to purchase from the Selling Stockholder the number of shares of Common Stock set forth below opposite their respective names. The Underwriters are committed to purchase all of the shares of Common Stock if any are purchased. Under certain circumstances, the commitments of non-defaulting Underwriters may be increased as set forth in the Purchase Agreement.

                                                                                           NUMBER OF
              UNDERWRITER                                                                   SHARES
- ---------------------------------------------------------------------------------------  -------------
Merrill Lynch, Pierce, Fenner & Smith
           Incorporated................................................................
Dain Bosworth Incorporated.............................................................
                                                                                         -------------
           Total.......................................................................     2,130,000
                                                                                         -------------
                                                                                         -------------

    The Representatives have advised the Company and the Selling Stockholder that they propose initially to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus, and to
certain  dealers at such  price less a concession  not in excess  of $       per
share. The Underwriters may allow, and such dealers may reallow, a discount  not
in  excess of $        per  share on sales  to certain other  dealers. After the
initial public offering, the public offering price, concession and discount may be changed.

    The Selling Stockholder has granted the Underwriters an option, exercisable within 30 days after the date of this Prospectus, to purchase up to 319,500 additional shares of Common Stock to cover over-allotments, if any, at the initial public offering price, less the underwriting discount. If the Underwriters exercise this option, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage of such additional shares which the number of shares set forth next to such Underwriter's name in the preceding table bears to the 2,130,000 shares of Common Stock initially offered hereby.

    Without the Representatives' prior written consent, the Selling Stockholder has agreed not to sell or otherwise dispose of any shares of Common Stock for a period of 180 days after the date of this Prospectus. Without the Representatives' prior written consent, the Company has agreed not to sell or otherwise dispose of any shares of Common Stock for a period of 180 days after the date of this Prospectus, other than the shares of Common Stock to be issued upon the exercise of the Rights or pursuant to the Company's current employee benefit plans.

    The Company and the Selling Stockholder have severally agreed to indemnify the Underwriters against certain liabilities which may be incurred in connection with the offering of the Common Stock, including liabilities under the Securities Act or to contribute to payments that the Underwriters may be required to make in respect thereof.

                                 LEGAL MATTERS

    The validity of the Common Stock offered hereby will be passed on for the Company by Foley & Lardner, Milwaukee, Wisconsin. Certain legal matters will be passed on for the Underwriters by Skadden, Arps, Slate, Meagher & Flom, Chicago, Illinois. Foley & Lardner and Skadden, Arps, Slate, Meagher & Flom will rely on Woods & Aitken, Lincoln, Nebraska, with respect to matters of Nebraska corporate law. J. Taylor Greer, a member of Woods & Aitken, is a director of the Company. Gilbert G. Lundstrom, a member of Woods & Aitken until January 1, 1994 when he left Woods & Aitken to become president of a financial institution, is a director of the Selling Stockholder. John H. Ziegenbein, who is of counsel to Woods & Aitken, is the spouse of a director of the Company. Attorneys of Woods & Aitken participating in matters relating to the offering beneficially own 33,452 shares of Common Stock (excluding shares beneficially owned by the Selling Stockholder and that may be deemed to be owned by Mr. Lundstrom because he is a director of the Selling Stockholder).

                                    EXPERTS


    The  consolidated  financial  statements  and  schedules  included  in   the
Company's 1992 Form 10-K and in its Form 8-K dated February 14, 1994, incorporated by reference in this Prospectus and in the Registration Statement, have been included herein in reliance on the reports dated February 5, 1993 and February 4, 1994, as amended by the Form 8-K/A dated March 4, 1994 and Form 8-K/A dated March 10, 1994, as amended, of KPMG Peat Marwick, independent auditors, appearing in the 1992 Form 10-K and the Form 8-K dated February 14, 1994, respectively, given on the authority of said firm as experts in auditing and accounting.

- -------------------------------------------
                                     -------------------------------------------
- -------------------------------------------
                                     -------------------------------------------

    No dealer, salesperson or other individual has been authorized to give any information or make any representations not contained or incorporated by reference in this Prospectus in connection with the offering covered by this Prospectus. If given or made, such information or representations must not be relied upon as having been authorized by the Company, the Selling Stockholder or the Underwriters. This Prospectus does not constitute an offer to sell, or solicitation of an offer to buy, the Common Stock in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has not been any change in the facts set forth in this Prospectus or in the affairs of the Company since the date hereof.

                            ------------------------

                               TABLE OF CONTENTS

                                                    PAGE
                                                    -----
Available Information..........................           2
Incorporation of Certain Documents by
 Reference.....................................           2
Prospectus Summary.............................           3
Price Range of Common Stock and Dividends......           5
Use of Proceeds................................           5
Capitalization.................................           6
Recent Operating Results.......................           6
Selected Consolidated Financial Data...........           7
Business.......................................           8
Management.....................................          12
Selling Stockholder............................          13
Sale of Shares to Company......................          13
Description of Capital Stock...................          13
Underwriting...................................          16
Legal Matters..................................          17
Experts........................................          17

                                2,130,000 SHARES

                                    LINCOLN
                               TELECOMMUNICATIONS
                                    COMPANY

                                  COMMON STOCK

                            ------------------------

                                   PROSPECTUS

                            ------------------------

                              MERRILL LYNCH & CO.

                                 DAIN BOSWORTH
  INCORPORATED

                                         , 1994

- -------------------------------------------
                                     -------------------------------------------
- -------------------------------------------
                                     -------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The Selling Stockholder and the Company have agreed that the Selling Stockholder will bear the first $200,000 of out-of-pocket expenses incurred by the Company in connection with the distribution of the securities registered hereby and the Company will bear the remainder of such expenses. In addition, the Selling Stockholder will bear all expenses incurred by it in connection with such distribution.

    The following table sets forth the estimated expenses of the Company and the Selling Stockholder in connection with the distribution of the securities being registered hereby. Of such expenses, $245,000 will be borne by the Selling Stockholder and the remainder will be borne by the Company.

Securities and Exchange Commission registration fee......................  $  15,415
Printing expenses........................................................     55,000
Accounting fees and expenses.............................................     15,000
Legal fees and expenses..................................................    175,000
Blue Sky fees and expenses...............................................     10,000
Miscellaneous expenses...................................................      5,269
                                                                           ---------
  Total..................................................................  $ 275,684
                                                                           ---------
                                                                           ---------

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Pursuant to the provisions of Section 21-2004(15) of the Nebraska Business Corporation Act, the Company has the power to indemnify certain persons, including its officers and directors under stated circumstances and subject to certain limitations, for liabilities incurred in connection with services performed in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the Company. By resolution of Company's Board of Directors pursuant to Article 55 of the By-laws of the Company by contractual agreement and pursuant to certain provisions of an insurance policy, the Company has provided for indemnification of officers and directors of the Company, and certain other persons, against liabilities and expenses incurred by any of them in certain stated proceedings and under certain stated conditions.

    Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in said Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer, or controlling person of the Company in the successful defense of any such action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by any final adjudication of such issue.

ITEM 16.  EXHIBITS.

    The exhibits filed herewith are as specified on the Exhibit Index included herein.

ITEM 17.  UNDERTAKINGS.

    (a) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (b) The undersigned registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offer of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration
Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lincoln, and State of Nebraska, on this 14th day of March, 1994.


                                          LINCOLN TELECOMMUNICATIONS COMPANY

                                          By:       /s/ FRANK H. HILSABECK

                                             -----------------------------------
                                                     Frank H. Hilsabeck
                                                        PRESIDENT AND
                                                   CHIEF EXECUTIVE OFFICER


    Pursuant  to  the  requirements  of   the  Securities  Act  of  1933,   this
Registration Statement has been signed below on March 14, 1994 by the following persons in the capacities and on the dates indicated.


                      SIGNATURE                                                   TITLE
- ------------------------------------------------------  ---------------------------------------------------------
                     /s/ FRANK H. HILSABECK
     -------------------------------------------        President and Chief Executive Officer
                  Frank H. Hilsabeck                     and Director (Principal Executive Officer)
                       /s/ ROBERT L. TYLER              Senior Vice President and Chief Financial
     -------------------------------------------         Officer (Principal Financial and
                   Robert L. Tyler                       Accounting Officer)
                         DUANE W. ACKLIE*               Director
     -------------------------------------------
                     WILLIAM W. COOK, JR.*              Director
     -------------------------------------------
                       TERRY L. FAIRFIELD*              Director
     -------------------------------------------
                          JAMES E. GEIST*               Director
     -------------------------------------------
                         J. TAYLOR GREER*               Director
     -------------------------------------------
                          JOHN HAESSLER*                Director
     -------------------------------------------

                      SIGNATURE                                                   TITLE
- ------------------------------------------------------  ---------------------------------------------------------
                       CHARLES R. HERMES*               Director
     -------------------------------------------
                            GEORGE KELM*                Director
     -------------------------------------------
                     DONALD H. PEGLER, JR.*             Director
     -------------------------------------------
                      PAUL C. SCHORR, III*              Director
     -------------------------------------------
                        WILLIAM C. SMITH*               Director
     -------------------------------------------
                         JAMES W. STRAND*               Director
     -------------------------------------------
                      CHARLES N. WHEATLEY*              Director
     -------------------------------------------
                     THOMAS C. WOODS, III*              Director
     -------------------------------------------
                    LYN WALLIN ZIEGENBEIN*              Director
     -------------------------------------------
          *By:        /s/ FRANK H. HILSABECK
          --------------------------------------
                  FRANK H. HILSABECK
                   ATTORNEY-IN-FACT

                                 EXHIBIT INDEX

 EXHIBIT                                                                                                  SEQUENTIAL
  NUMBER                                        DOCUMENT DESCRIPTION                                      PAGE NUMBER
- ----------  --------------------------------------------------------------------------------------------  -----------
     (1)    Form of Purchase Agreement..................................................................           *
     (4.1)  Articles of Incorporation (incorporated by reference to Exhibit 3 to the Registrant's Form
             S-3 Registration Statement No. 33-21557)...................................................           *
     (4.2)  By-Laws of the Registrant...................................................................           *
     (4.3)  Rights Agreement, dated as of June 21, 1989, between the Registrant and Harris Trust and
             Savings Bank (incorporated by reference to Exhibit 4.1 to Registrant's Current Report on
             Form 8-K dated June 21, 1989)..............................................................           *
     (4.4)  Amendment to Rights Agreement, dated as of September 7, 1989 between the Registrant and
             Harris Trust and Savings Bank (incorporated by reference to Exhibit 4.2 to Registrant's
             Current Report on Form 8-K dated September 7, 1989)........................................           *
     (4.5)  Amendment No. 2 to Rights Agreement dated June 15, 1993 between the Registrant and Harris
             Trust and Savings Bank and Mellon Securities Trust Company.................................           *
     (5.1)  Opinion of Foley & Lardner..................................................................           *
    (24.1)  Consent of Foley & Lardner (included in Exhibit (5.1))......................................           *
    (24.2)  Consent of KPMG Peat Marwick................................................................
    (25)    Powers of Attorney..........................................................................           *

- ------------------------
* Previously filed with the Registration Statement or incorporated by reference herein.